Horizon Acquisition Corporation II

600 Steamboat Road, Suite 200

Greenwich, CT 06830

October 15, 2020

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Horizon Acquisition Corporation II Registration Statement on Form S-1 File No. 333-249131

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Horizon Acquisition Corporation II (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on October 19, 2020, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland  & Ellis LLP, request by telephone that such Registration Statement be declared effective.

Please contact Christian O. Nagler, of Kirkland & Ellis LLP, special counsel to the Company, at (212) 446-4660, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Todd Boehly
Todd Boehly
Chairman, Chief Executive Officer and Chief Financial Officer